Exhibit 99.2

CORPORATE GOVERNANCE STATEMENT 2018

Piedmont Lithium Limited (Piedmont or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by Piedmont.

These documents are available in the Corporate Governance section of the Company’s website, www.piedmontlithim.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

This Corporate Governance Statement (Statement), which is current as at 30 June 2018 and has been approved by the Company’s Board, explains how Piedmont complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ published on 27 March 2014 (ASX Principles and Recommendations) in relation to the year ended 30 June 2018.

In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

●	relatively simple operations of the Company, which currently only undertakes mineral exploration and development activities;

●	cost verses benefit of additional corporate governance requirements or processes;

●	size of the Board;

●	Board’s experience in the resources sector;

●	organisational reporting structure and number of reporting functions, operational divisions and employees;

●	relatively simple financial affairs with limited complexity and quantum;

●	relatively small market capitalisation and economic value of the entity; and

●	direct shareholder feedback.

Principle 1: Lay solid foundations for management and oversight

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
1.1 Role of Board and management
The Board has established a clear distinction between the functions and responsibilities reserved for the Board and those delegated to management, which are set out in the Company’s Board Charter.

A copy of the Board Charter is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes
1.2 Information regarding election and re-election of director candidates
Piedmont carefully considers the character, experience, education and skillset of potential candidates for appointment to the Board and conducts appropriate background checks to verify the sustainability of the candidate, prior to their election.

Based on the Company’s level of knowledge of the potential candidate, these may include checks as to the person’s character, experience, education, criminal record and bankruptcy history.

No

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?

However, the Company did not comply with this recommendation during the 2018 year to the extent that it did not conduct criminal record checks for those Directors appointed during the year.

The Company has appropriate procedures in place to ensure that material information relevant to a decision to elect or re-elect a director, is disclosed in the relevant notice of meeting provided to shareholders. Director profiles are also included in the Director’s Report of the Company’s Annual Report.

1.3 Written contracts of appointment
In addition to being set out in the Board Charter, the roles and responsibilities of Directors are also formalised in the letter of appointment which each Director receives and commits to on their appointment.

The letters of appointment specify the term of appointment, time commitment envisaged, expectations in relations to committee work or any other special duties attaching to the position, reporting lines, remuneration arrangements, disclosure obligations in relation to personal interests, confidentiality obligations, insurance and indemnity entitlements and details of the Company’s key governance policies.

Each Key Management Personnel (“KMP”) enters into a service contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangement and termination rights and entitlements. Contract details of KMP are summarised in the Remuneration Report of the Company’s Annual Report.
Yes
1.4 Company Secretary
The Company Secretary reports directly to the Board through the Chairman on Board matters and all Directors have access to the Company Secretary.

In accordance with the Company’s Constitution, the appointment or removal of the Company Secretary is a matter for the Board as a whole. Details of the Company Secretary’s experience and qualifications are set out in the Directors’ Report of the Company’s Annual Report.
Yes
1.5 Diversity
The Company has not adopted a Diversity Policy, nor has it established measurable objectives for achieving gender diversity for the 2018 year.

The Company recognises that a diverse and talented workforce is a competitive advantage and encourages a culture that embraces diversity. However, the Board considers that the Company is not currently of a size to warrant the time and cost of adopting a Diversity Policy and setting measurable objectives for achieving gender diversity. The Board will review its position and may adopt a Diversity Policy and develop measurable objectives when the Company’s operations increase.

At the date of this Statement, the Company has no female directors and no female senior executives. At the date of this Statement the Company had 11 male employees and 1 female employee.
No

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
1.6 Board reviews
The Board has not conducted a formal performance evaluation. The Company is a junior resources company and the Board believes that a formal performance evaluation is not required at this point in time and that that no efficiencies or other benefits would be gained from a formal performance evaluation.

The Chairman is responsible for evaluating the Board and informal discussions are undertaken during the course of the year. As the Company grows and develops, it will continue to consider the efficiencies and merits of a more formal performance evaluation of the Board, its committees and individual Directors.
No
1.7 Management reviews
Each year the Board evaluates the performance of its KMP against Key Performance Indicators (“KPI’s”) as set by the Board.

Details of the process followed are set out in the Remuneration Report of the Company’s Annual Report. For the 2018 year, the Board undertook a performance evaluation of its KMP in accordance with that process.
Yes

Principle 2: Structure the Board to add value

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
2.1 Nominations committee
The Board has decided not to form a separate Nominating Committee. The Board believes that no efficiencies or other benefits would be gained by establishing a separate Nominating Committee.

The Board has adopted a Nominating Committee Charter, however the Board as a whole performs the function of the Nominating Committee. The Nominating Committee Charter sets out the processes the Board employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

The Board regularly reviews whether it has the appropriate balance of skills, knowledge, and experience suitable for a Company in the junior resources sector.

The Nominating Committee Charter is reviewed annually and is available in the Corporate Governance section of the Company’s website www.piedmontlithium.com.
Yes
2.2 Board skills matrix
The Board seeks a mix of skills suitable for a junior resources company. A summary of the key board skills matrix is set out below. Further details regarding the skills and experience of each Director are included in the Directors’ Report of the Company’s Annual Report.

Yes
Director/ Skills	Capital Markets	Resources Industry	Finance/ Accounting	Listed Company
Ian Middlemas	✓	✓	✓	✓
Keith Phillips	✓	✓	✓	✓
Anastasios Arima	✓	✓	✓	✓
Jorge Beristain	✓	✓	✓	✓
Levi Mochkin	✓	✓	✓	✓
Mark Pearce	✓	✓	✓	✓

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
2.3 Disclose independence and length of service	The Board has assessed the independence status of its Directors and has determined the following as at 30 June 2018:	Yes
Name	Position	Independent?	Length of Service
Ian Middlemas	Non-Executive Chairman	Yes	8.8 years
Keith Phillips	Managing Director & CEO	No	1.0 years
Anastasios Arima	Executive Director	No	1.7 years
Jorge Beristain	Non-Executive Director	Yes	0.1 years
Levi Mochkin	Non-Executive Director	No	12.2 years
Mark Pearce	Non-Executive Director	Yes	8.8 years

Apollo Group Pty Ltd, a company associated with Mr Pearce, is paid a monthly retainer to provide administrative services, company secretarial services, accounting services and a serviced office to the Company, which is able to be terminated with one months’ notice. The Board considers that this relationship is not material or significant enough to impact the independent judgment of Mr Pearce.

Further details regarding the Directors are set out in the Directors’ Report of the Company’s Annual Report.

2.4 Majority of directors independent
For the year ended 30 June 2018, a majority of Directors of the Company were not independent. As disclosed against Recommendation 2.3, only Messrs Middlemas, Beristain and Pearce are considered independent at 30 June 2018.

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the expense of the appointment of independent non-executive Directors.

The Board believes that the individuals on the Board can make, and do make, quality and independent judgments in the best interests of the Company on all relevant issues.

Directors having a conflict of interest in relation to a particular item of business must absent themselves from the Board meeting before commencement of discussion on the topic.
No
2.5 Chair independent	The Chairman, Mr Ian Middlemas, is an independent non-executive Director. Further details regarding the Directors are set out in the Directors’ Report of the Company’s Annual Report.	Yes
2.6 Induction and professional development
The Board does not have a formal program for inducting new Directors and providing appropriate professional development opportunities.

The Board has been structured such that its composition and size will enable it to effectively discharge its responsibilities and duties. Each Director has been appointed because they already possess the relevant industry experience and specific expertise relevant to the Company’s business and level of operations and given the activities of the Company and their own experience do not require the Company, given its size, to provide professional development opportunities.

However, each new Director receives and commits to a letter of appointment which includes details of the Company’s key policies and processes and continuing professional development is expected of all Directors.

Directors are also entitled to seek independent professional advice at the expense of the Company (subject to approval) as may be reasonably required to assist them to carry out their duties as a Director.
No

Principle 3: Act ethically and responsibly

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
3.1 Code of conduct
The Board has established a Code of Conduct for its Directors, executives and employees, a copy of which is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes

Principle 4: Safeguard integrity in corporate reporting

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
4.1 Audit committee
The Board established a separate Audit Committee on 7 May 2018. Prior to this, the Board as a whole the Board as a whole performed the function of the Audit Committee.

At 30 June 2018, the Audit Committee comprised Messrs Jorge Beristain, Anastasios Arima and Mark Pearce.

The Audit Committee operates under a charter approved by the Board which is available in the Corporate Governance section of the Company’s website at www.piedmontlithium.com.

The Audit Committee, on behalf of the Board, exercises the Board’s authority with respect to determining when to seek the appointment or removal of the external auditor, and subject to any statutory requirements, will also seek rotation of the audit partner on an as required basis.

Further details on the integrity measures implemented for the corporate reporting function are provided in the Audit Committee Charter which is available in the Corporate Governance section of the Company’s website at www.piedmontlithium.com.
Yes
4.2 CEO and CFO certification of financial statements
In respect to full year and half year financial reports, the Board has obtained a written declaration from the CEO (or equivalent) and CFO (or equivalent) that, in their opinion, the financial records of the Company have been properly maintained and the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion is formed on the basis of a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting and material business risks.

However, the Board does not receive declarations from the CEO (or equivalent) and CFO (or equivalent) in respect to the quarterly cash flow reports prepared and lodged in compliance with Appendix 5B of the Listing Rules, as these quarterly cash flow reports are considered by the Board:
●   not to be a financial report or interim financial report as defined under Australian accounting standards; and/or
●   not to be capable, as a standalone report, of giving a true and fair view of the financial position and performance of the Company, only its cash flows for the relevant reporting period.
No
4.3 External auditor at AGM
The Company has engaged a reputable and suitably qualified external auditor to perform the external audit function.

At least one senior representatives of the auditor will attend the Annual General Meeting (“AGM”) and be available to answer shareholder questions regarding the audit.
Yes

Principle 5: Make timely and balanced disclosure

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
5.1 Disclosure and Communications Policy
The Company has adopted a Continuous Disclosure Policy which sets out the processes and practices that ensure its compliance with the continuous disclosure requirements under applicable Listing Rules and applicable corporation law (including the Corporations Act).

A copy of the Continuous Disclosure Policy is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes

Principle 6: Respect the rights of security holders

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
6.1 Information on website
The Company keeps investors informed of its corporate governance, financial performance and prospects via its website.

Investors can access copies of all announcements to the ASX, notices of meetings, annual reports and financial statements, investor presentations via the ‘Investors’ tab and can access general information regarding the Company and the structure of its business under the ‘Operations’ tab on the Company’s website, www.piedmontlithium.com.

Investors can access information about the Company’s corporate governance practices via the ‘Corporate’ tab on the Company’s website, www.piedmontlithium.com, where all relevant corporate governance information can be accessed.
Yes
6.2 Investor relations programs
The Company has an investor relations program that is commensurate with the size of the Company and its level of operations. This program involves actively engaging with interested brokers and investors and meeting with interested brokers and investors upon request. The Company always responds to enquiries received from brokers and investors from time to time.

In addition, access to Directors and KMP is provided at the Company’s Annual General Meeting of Shareholders, and Shareholders are always given the opportunity to ask questions of Directors and management, either during or after meetings.

Any presentations prepared by the Company are posted on the Company’s website (www.piedmontlithium.com), which also provides the opportunity for interested parties to join the mailing list to receive regular updates from the Company.
Yes
6.3 Facilitate participation at meetings of security holders
The Board encourages participation of Shareholders at its meetings of shareholders and Shareholders are provided with all notices of meeting prior to meetings, which are set at times and places to promote maximum attendance by Shareholders.

Shareholders are always given the opportunity to ask questions of Directors and management, either during or after meetings. In addition, the Company’s auditor is also made available for questions at the Company’s Annual General Meeting of Shareholders (“AGM”).
Yes
6.4 Facilitate electronic communications
The Company welcomes electronic communication from its Shareholders via its publicised email address (info@ piedmontlithium.com) and the Company’s website (www.piedmontlithium.com) provides the opportunity for interested parties to join the mailing list to receive regular electronic updates from the Company.

The Company’s share registry also engages with Shareholders electronically and makes available a range of relevant forms on its website. Shareholders can register with the share registry to access their personal information and shareholdings via the internet.
Yes

Principle 7: Recognise and manage risk

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
7.1 Risk committee
The Board has decided not to form a separate Risk Committee. Due to the size and development phase of the Company, the Board believes that no efficiencies or other benefits would be gained by establishing a separate Risk Committee.

The Board as a whole is ultimately responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks.

For further details of the responsibilities of the Board, the Chief Executive Officer, the Chief Risk Officer, and other management in the evaluation and continual improvement of the Company’s risk management and internal control processes, refer to the Company’s Risk Management Policy, which is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes
7.2 Annual risk review
On at least an annual basis, the Board reviews its material business risks and how its material business risks are being managed.

For the 2018 year, management provided to the Board the Company’s Risk Register summarising the significance of each risk as well as actions taken by management to mitigate the risks. Management also provided to the Board a report on the effectiveness of the Company’s management of its material business risks throughout the 2018 year.
Yes
7.3 Internal audit
The Board has not established an internal audit function at this time. The Board as a whole oversees the effectiveness of risk management and internal control processes.

Refer to the Company’s Risk Management Policy for responsibilities of the Board, the Chief Executive Officer, the Chief Risk Officer, and other management in the evaluation and continual improvement of the Company’s risk management and internal control processes. A copy of the Risk Management Policy is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes
7.4 Sustainability risks
As discussed above, the Company identifies and manages material exposures to economic, environmental and social sustainability risks in a manner consistent with its Risk Management Policy, which is available on in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.

The material risks faced by the Company that could have an effect on the Company’s future prospects, include: (a) exploration and development risks; (b) availability of further funding; (c) fluctuations in commodity prices; (d) competition; and (e) global financial conditions.

Further details of these risks and how the Company manages or intends to manage these risks are set out in the Directors’ Report of the Company’s Annual Report.
Yes

Principle 8: Remunerate fairly and responsibly

RECOMMENDATION	PIEDMONT’S COMPLIANCE WITH RECOMMENDATIONS	RECOMMENDATION FOLLOWED IN FULL FOR WHOLE OF 2018 YEAR?
8.1 Remuneration committee
The Board has decided not to form a separate Remuneration Committee. The Board believes that no efficiencies or other benefits would be gained by establishing a separate Remuneration Committee.

The Board has adopted a Remuneration Committee Charter, however the Board as a whole performs the function of the Remuneration Committee. The Remuneration Committee Charter sets out the processes the Board employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The Remuneration Committee Charter is reviewed annually and is available in the Corporate Governance section of the Company’s website www.piedmontlithium.com.
Yes
8.2 Disclosure of Executive and Non-Executive Director remuneration policy
The Company seeks to attract and retain high performance Directors and Executive with appropriate skills, qualifications and experience to add value to the Company and fulfil the roles and responsibilities required. It reviews requirements of additional capabilities at least annually.

Executive remuneration is to reflect performance and, accordingly, remuneration is structured with a fixed component and performance-based remuneration component. Non-Executive Directors are paid fixed fees for their services in accordance with the Company’s Constitution. Fees paid are composite fee (covering all Board and Committee responsibilities) and any contributions by the Company to a fund for the purposes of superannuation benefits for a Director.

No other retirement benefits schemes are in place in respect to Non-Executive Directors.

Further details regarding the remuneration of the Executive and Non-Executive Directors are set in the Remuneration Report within the Annual Report.
Yes
8.3 Policy on hedging equity incentive schemes
The Company’s Directors and Executives must not enter into any hedge arrangement in relation to any performance rights they may be granted or otherwise entitled to under an incentive scheme or plan, prior to exercising those rights or, once exercised, while the securities are subject to a transfer restriction.

Further details regarding the Company’s hedging policy are set out in the Company’s Securities Trading Policy which is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com.
Yes